E: Lou@bevilacquapllc.com

T: 202.869.0888 (ext. 100)

W: bevilacquapllc.com

June 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC. 20549

Attn:	Conlon Danberg
Katherine Bagley

Re:	Energy Exploration Technologies, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed June 11, 2025
File No. 024-12616

Ladies and Gentlemen:

On behalf of our client, Energy Exploration Technologies, Inc. (the “Company”), we hereby submit the Amendment No. 2 to the Company’s Offering Statement on Form 1-A (the “Offering Statement”), and related responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Offering Statement set forth in the Staff’s letter dated June 26, 2025. For the convenience of the Staff, each of the comments set forth in the Staff’s letter is included herein and followed by a corresponding response from the Company. Unless the context indicates otherwise, references in this letter to “we”, “us”, and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Offering Statement on Form 1-A filed June 11, 2025

Risk Factors

Risks Related to this Offering and Ownership of Our Shares

Bonus Shares may not be available at the time your investment is accepted, even if they appear to be available when you subscribe, page 28

1.	We note your revised disclosure in response to previous comment 1 related to your Bonus Share Program. Please address the following comments:

	(a)	We note that your website will display a tracker that continually updates the number of Bonus Shares that are available. Please tell us how this feature would not inappropriately encourage early investment in your offering or confirm that you will revise this tracker accordingly.

Response: We acknowledge the Staff’s comment regarding the website tracker. In response, we have carefully reviewed the proposed design and presentation of the Bonus Share tracker.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

The tracker was intended solely to provide transparency to investors regarding the remaining availability of Bonus Shares, and not to create a sense of urgency or pressure to invest. To ensure compliance with Regulation A and to avoid any implication that early investment is necessary to obtain Bonus Shares, we would take the following steps with respect to any implementation of a Bonus Share tracker as described in the Offering Statement:

-	Neutral Presentation: The tracker would be presented as a simple numerical display that updates approximately every four to six hours, showing the estimated number of Bonus Shares remaining. It would not include any language, graphics, or design elements that could be construed as promotional, urgent, or as a call to immediate action. There would be no countdowns, flashing indicators, or language such as “act now,” “limited time,” or similar phrases. The described presentation would reflect the fact that the purpose of the tracker would be solely to provide factual information to investors regarding the estimated availability of Bonus Shares, and not to create a sense of urgency or pressure to invest.

-	Balanced Disclosure: Adjacent to the tracker, we would include clear and prominent disclosure that (i) the availability of Bonus Shares is not guaranteed and the number of Bonus Shares set forth in the tracker is an estimate based on information available to the Company, (ii) the Bonus Share Program may be modified, suspended, or terminated at any time with respect to subscriptions not yet accepted; provided that Qualifying Investors whose subscriptions have not yet been accepted would be required to reconfirm their subscription (as described in our response to (b) below), and that we would file any necessary post-qualification amendment or supplement, as the case may be, as required by Regulation A with respect to any such modification, suspension, or termination, and (iii) investors should not base their investment decision solely on the potential receipt of Bonus Shares.

-	Risk Factor Reference: In close proximity to the tracker, we would reference the relevant risk factors in the Offering Circular that discuss the Bonus Share reserve, the possibility that Bonus Shares may not be available at the time a subscription is accepted or closed upon, and the Company’s discretion to alter or discontinue the program at any time, provided that we comply with our supplement or post-qualification filing obligations and carry out the reconfirmation process described in our response to (b) below.

-	No Preferential Treatment: The tracker would not be used to offer preferential treatment or incentives to investors who subscribe earlier, and we would prominently disclose that we intend to operate the Bonus Share Program for the full duration of the offering, subject only to the total depletion of the Bonus Share reserve.

-	Compliance Statement: We would include a statement that the tracker is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities, and that all offers and sales will be made only pursuant to the qualified Offering Circular.

We believe these measures would ensure that the Bonus Share tracker is compliant with Regulation A and does not inappropriately encourage early investment.

Notwithstanding the foregoing, in the interest of time, we have amended the Offering Statement to remove reference to the Bonus Share tracker, and confirm that we will not include any such tracker on the offering page for the offering to which the Offering Statement relates. See the Cover Page, “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares” on page 27, and “Plan of Distribution — Bonus Share Program — Terms of the Bonus Share Program” beginning on page 81 for more information.

PG. 3

(b)	We note your disclosure that if Bonus Shares appear available when an investor begins the subscription process but later become unavailable, the investor will be notified at least 24 hours prior to the next closing and will have no less than 24 hours to cancel an investment. Please disclose how you will notify Qualifying Investors that the maximum number of Bonus Shares have already been issued and that they are no longer available, and clarify whether investors will be required to reconfirm their subscriptions after being notified that Bonus Shares are no longer available before their subscriptions would be accepted. Finally, please reconcile your disclosure that investor will have 24 hours to cancel an investment based on the unavailability of Bonus Shares with your disclosure that “[t]he Company may modify, suspend, or terminate the Bonus Share Program at any time with respect to subscriptions not yet accepted, and it is not required to provide prior notice.”

Response: We acknowledge the Staff’s comment and have revised the disclosure as requested. See the Cover Page, “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares” on page 27, and “Plan of Distribution — Bonus Share Program — Terms of the Bonus Share Program” beginning on page 81 for more information.

We have also revised to clarify that Qualifying Investors are provided with at least 24-hours to reconfirm or cancel their investment in the event of any change to the Bonus Share Program prior to acceptance of their subscription, and removed the statement that the company may effect any such modification, suspension, or termination without notice to Qualifying Investors. See “Plan of Distribution — Bonus Share Program — Terms of the Bonus Share Program” beginning on page 81 for more information.

(c)	We note your disclosure regarding your intent to disclose the real-time availability of Bonus Shares on the Offering page of your website, which would appear to include alteration, cancellation, or termination of the Bonus Share Program. Please consider whether such process complies with Regulation A and revise your disclosure to extent required. Please refer to Rules 252(a), 252(f)(2) and 253(g) of Regulation A.

Response: We respectfully inform the Staff that we have we have revised the Offering Statement to remove reference to the Bonus Share tracker and will not include any such tracker on the offering page for the offering to which the Offering Statement relates. See the Cover Page, “Risk Factors — Risks Related to this Offering and Ownership of Our Shares — The Bonus Share reserve is limited and may be exhausted before some eligible investors receive any Bonus Shares” on page 27, and “Plan of Distribution — Bonus Share Program — Terms of the Bonus Share Program” beginning on page 81 for more information.

General

3.	We note your response to previous comment 3 that you have removed the referenced video from both your website and YouTube channel. However, it appears your YouTube channel still includes a video titled “About EnergyX - Founder Teague Egan Talks About His Direct Lithium Extraction Technology 2024” that refers potential investors to your website. Please revise your YouTube channel to comply with the requirements of Rule 255 of Regulation A or remove this video.

Response: We apologize to the Staff for the oversight and have removed the referenced video from our YouTube channel.

* * *

PG. 4

If you would like to discuss any of our responses to the Staff’s comments or any other matters related to the Offering Statement, please contact Louis A. Bevilacqua at (202) 869-0888 (ext. 100) or Patrick G. Costello at (202) 869-0888 (ext. 130).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Teague Egan, Chief Executive Officer